Exhibit (f)

                                     SCRIPT
                                BAAN COMPANY N.V.
                  EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
                                  June 29, 2000

A.       Opening (Hans Wortmann - 10:00 CET)

a. Good morning. The meeting will come to order. My name is Hans Wortmann, Interim Chairman of the Board of Supervisory Directors. I will chair this meeting in that capacity (in accordance with article 38 paragraph 1 of the Articles of Association), though at various times I will ask Pierre Everaert (sitting to my right), who stepped down temporarily from his position as Chairman of the Supervisory Board in January to assume the role as Interim Chief Executive Officer, to lead certain of the presentations we will make today.

b. I would like to welcome all the shareholders. I will introduce everyone on the dais shortly, but wanted to say at the outset that we have limited today's meeting to only our shareholders, directors and officers of the Company, and certain of the Company's outside advisers. The media has not been invited. Officers of the Company will speak to the media after the meeting to summarise what has been discussed. But due to the importance of this meeting, and to provide the best atmosphere for a free and open exchange on the important issues facing us, we have not invited the media to the meeting itself. Consequently, if there are members of the media in the room who are not here as shareholders of the Company, I would ask that you politely excuse yourself from the proceedings. We would also ask that all shareholders observe our past practice of prohibiting the taking of photographs or video or audio recordings of the meeting, to protect the privacy of our shareholders and others in attendance. The company is having a tape recording made of the proceedings that will be kept on file, and we will of course prepare and make available to shareholders who request them minutes of the meeting.

c. I will conduct this meeting in Dutch. The Company has arranged for official translators from the European Union to be present. They will assure simultaneous translation from Dutch to English. Because we are an international company and because the official language within the Company is English, anyone should feel free to speak English. In that case the translators will assure simultaneous translation from English to Dutch. All of you have been offered headphones needed for the use of the translators. May I invite those who for some reason or other have not been aware of this facility to go to the entrance and pick up one of these headphones.

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d.       I hereby appoint Robert Goudie, sitting beside Mr. Everaert and the
         Company's General Counsel and Secretary to the Board, as Secretary of this meeting and request that he draw up the minutes. Let me also introduce the others joining me on the dais today: to Mr. Everaert's right is Joost van Lanschot of Stibbe Simont Monahan Duhot here in the Netherlands, our outside counsel. Stibbe will also supervise the shareholder statistical work. To his right is Baan's Chief Financial Officer, Rob Ruijter, who as most of you know joined the Company only this past February. To my immediate left is fellow Supervisory Board member William Grabe. To his left are the current elected members of the Management Board: Laurens van der Tang, the Executive Vice President of Research and Development for Baan, and Peter Aird, the Executive Vice President of Customer Services and Support.

e. The remaining active member of our Supervisory Board, David Hodgson, was unable to join us in person today, but of course has been fully briefed on all matters and contributed in preparing today's meeting. Finally, as many of you know, the other member of the Company's Supervisory Board, Joop Janssen, is on leave of absence for health reasons. I know all of you join me in wishing Joop a speedy recovery.

f. If anyone has not yet signed the register, please see the staff people in the lobby and register with them now.

g. The agenda for this meeting has been timely published in Het Financieele Dagblad of June 14, 2000 and the Officiele Prijscourant of that date as well. The meeting has therefore been duly convened in accordance with the Articles of Association of the Company and valid resolutions can be adopted with regard to all items on the agenda. There are no quorum requirements. Any proposal subject to vote requires the approval of the majority of the votes cast in order to be adopted. Each share in the Company validly represented at the meeting is entitled to one vote.

h. I would like to now confirm with the Secretary the register for the meeting. The Company's Secretary will now sign the register of attendance in order to close it off.

i. As soon as we have done the necessary calculation, we will inform the meeting how many registered shares are present or represented and how many bearer shares are present or represented at this meeting, as well as the percentage of the issued share capital that they in aggregate represent.

j. I'd like to turn now to the items of business on the agenda. There are only two such items for this Extraordinary General Meeting to address. The first is

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         ratification of management's request to extend the time by which the
         Annual Accounts of the Company must be made available to shareholders. This will be a voting item. The second will be an informational item only (as provided under Article 9 of the Dutch Merger Code), and will consist of the Company's presentation in support of the recommended cash offer of Invensys plc to acquire all of the issued share capital of the Company. I will now turn the meeting over to the Company's Interim CEO, Pierre Everaert, who will make management's presentation on both items. Pierre.

[Pierre assumes the lead]

k. Thank you, Hans. And thank you everyone for coming to what is obviously an important meeting in terms of defining the future of this Company. As you know, it has been a very challenging past year for the Company, but I believe we come before you today with a good outcome for our shareholders, employees, and customers. But more on that later. The first item of business is extending the time by which your Management and Supervisory Boards are required to make available the Annual Accounts.

ITEMS OF BUSINESS

B1. EXTENDING THROUGH NOVEMBER 30, 2000 THE TIME BY WHICH THE COMPANY MUST DRAW UP AND MAKE AVAILABLE THE ANNUAL ACCOUNTS AND ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 1999.

a. As most of you know, Dutch law requires that the Annual Accounts and Annual Report be drawn up and made available for inspection by shareholders on or by May 31 of each year, and that these be presented to the shareholders for adoption on or by June 30. Dutch law provides that the Company may seek an extension of this schedule if conditions so require.

b.       Permit me to provide for you the background giving rise this request.

c. As we turned into the New Year, the Company entered a very volatile period. On January 4, we announced not only a restructuring of the business centered around the Company's integrated, Web-enabled solutions, but we also announced the abrupt resignation of the then CEO, Mary Coleman. That was followed ten days later by the resignation of the then CFO, Jim Mooney.

d. And that was not all; there had been, or would soon follow, other departures by members of senior management. The slot for EVP of Worldwide Sales had been open for over 6 months and still was not filled by year-end. Mark Ferrer, who had been President of the Americas, left in December. Andrew Nash, a member of the Management

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         Board and EVP of Consulting, one of our most important businesses, indicated in January that he would be leaving. Klaas Wagenaar, our EVP of Strategic Initiatives and Operations and also a member of the Management Board, indicated he was considering moving on if and once the contemplated sale of our CODA unit was completed. Christine Pittman, our Sr. VP in charge of the Education business, indicated in January that she would be leaving; and Marvin Newell, who headed our indirect channels, also left. And both members of our Investor Relations group left in Q1 as well. Certain of these departures were normal and in the ordinary course; but there was rather considerable and unusual senior turnover within a very short period of time as we moved into the Year 2000. And of course all of these departures had a natural ripple effect throughout the organisation as a number of middle managers and the next layer down - some of whom had personal loyalties to the departing senior managers - also left the organisation.

e. As we have discussed in previous General Meetings, the technology sector is highly competitive, and it is always a challenge retaining your top people. And over the past several years, with the explosion of the Internet economy, that challenge has become even greater. Indeed, in almost every case where the Company lost senior executives during Q1, it was to .com's and Internet start-ups. This was not unique to Baan (SAP's well-documented challenges in keeping its senior executives, particularly in its American organisation, is another example). But what was unique to Baan was to be losing senior executives at the same time that its CEO and CFO so abruptly resigned - both of whom had only moved into their positions 6-9 months earlier. To my knowledge, that may well be a first for a publicly traded Dutch company. And making all of these departures even more keenly felt within the Company is that they came at a time of increasing concern among or customer base about the future of the Company.

f. As we move into the second part of today's meeting we will talk more about some of the financial challenges facing the Company in Q1 that were giving rise to these concerns. Among them was that, as a result of the Q4 restructuring, we entered 2000 with just $9 million in positive equity. A company listed on the Amsterdam Exchanges must maintain positive shareholder equity or risk being placed on the "special listing conditions," or "watch list" if you will. Consequently, the new management team was forced to devote significant resources during the first quarter to shoring up the Company's equity position, and trying to rebuild the confidence of customers.

g. During this same time, we were spending a considerable amount of time exploring options with potential strategic, in additional to financial, partners. New management believed, I think rightly, that for the Company to turn the tide on its loss-making operations and rebuild

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         confidence in the wake of these senior departures, a strong financial or strategic partner may well be required. The Company hoped to remain as an independent company, but it would need further financial strength to do so.

h. We will describe in more detail as we discuss the second item on the agenda the nature of these discussions during Q1 and Q2. But by April, with customer confidence continuing to ebb in light of the challenging financial situation facing the Company, the idea of the potential sale of the Company became a more likely possibility. By April, we had moved into due diligence with several possible financial or strategic investors, and that of course culminated with the Invensys plc offer announced May 31. For the next couple of weeks, we then devoted time to preparing and circulating the offer documents.

i. In short, given the challenges we have faced in Q1 and Q2, and with the reduced bandwidth in our corporate back office due to the departure of key senior people, we simply have not had adequate time to finalise the 1999 Accounts. Consequently, the Company needs, and is asking for, an extension of the time by which it must make the Accounts available.

j.       In making this request, I want to emphasise a couple important points:

         FIRST, the unaudited 1999 financials were timely released on February
         3. It was those financials that Invensys relied on in making its offer.

         SECOND, there has been no change to the financial numbers since their release in February, and as of this moment we know of no changes that are likely. That means we are not coming to you today to ask for an extension because we understand the numbers to be changing. We simply need more time for bandwidth reasons only.

         THIRD, Dutch law provides that the Company may ask for an extension through November 30, and so to be safe and provide maximum flexibility the Company's request seeks an extension through that date. However, all our shareholders should know that the U.S. equivalent of the Dutch Annual Accounts and Annual Report, the Form 20-F that is filed with the SEC, must be filed on or by July 15. We will make that deadline; and we intend to make available simultaneously the Dutch Accounts and 20-F. Thus, both the 20-F and Dutch Accounts will be ready shortly; but we could not have them ready in time for the invitations to this meeting, which had to be mailed earlier this month. Once they are ready, the Annual General Meeting of Shareholders will be scheduled. That, of course, will in part be dictated by whether the Invensys offer is successful. If the offer does not close, then we will need to schedule an AGM very shortly, not only to address the annual accounts but undoubtedly to address a number of other issues, such as the

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         appointment of new Supervisory and Management Board members; renewal of options plans; potential financing alternatives (if any) that, because of the inevitable dilutive effect on shareholders, we might need or elect to bring before the AGM; and potentially other issues.

k. So, in sum, management requests that it be granted this extension to prepare the 1999 Dutch Accounts and Annual Report. You have our commitment that these will be made available as soon as ready, and we expect that to be on or by July 15.

[Pierre turns the meeting back to Hans]

l. We will take questions now on this first item, and questions should be limited to this item; there will be plenty of time for questions on our second item on the agenda at the appropriate time. Attendants with microphones are at your assistance. We will answer any question before proceeding to the next person who will then ask his or her question. Because we'd like to get to all questions, I ask that you keep your questions short and to the point so that everyone who wishes may have a chance to participate.

[Questions and Answers]

m. Thank you. There being no further questions, and for purposes of efficiency and time: may I take it that this meeting resolves in favour of the requested extension?

         Thank you, then I conclude that this resolution is hereby taken.

n. I would now like to proceed to the next item on the agenda, which is an informational (or non-voting) item. It is management's presentation on the cash tender offer of Invensys plc to acquire all the issued share capital in the Company. Pierre.

[Pierre to present]

B2.      INFORMATION ON THE CASH TENDER OFFER OF INVENSYS PLC TO
         ACQUIRE ALL THE ISSUED SHARE CAPITAL OF THE COMPANY

a. Let me begin by laying out for you the topics we will address in this presentation. Certain other members of management and our outside advisers will join me in making this presentation. At its conclusion, which I would expect to last for approximately 45 minutes to an hour, we will open the floor for questions. The topics are as follows:

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         I.       We will begin by examining the Q1/Q2 Financial and Operating
                  Environments that's set the context for this offer.
         II. A summary of the strategic discussions we undertook during that period, culminating in the Invensys offer announced May 31, will follow.
         III.     I will then describe generally the terms of the offer.
         IV. I will then ask Remmert Laan, a senior partner at the investment banking firm of Lazard Freres, which advised management in this deal, to describe for you the elements of the fairness opinion that Lazard Freres provided to management on the offer.
         V. Laurens van der Tang, our current EVP of R&D, and the person Invensys has asked to become President of Baan within Invensys, will then say a few words.
         VI. At which point I will have some closing comments before turning it over for questions.

b. So, to start, and to set the context for the strategic discussions we had over the course of the first five months of this year, I would like to ask our CFO, Rob Ruijter, to outline for the meeting the key financial and operating challenges confronting the Company as we entered the Year 2000. As you know, Rob joined us on February 14 of this year, after having spent the last 7 years at Philips. He joined Philips at a time when Philips was literally on the brink of bankruptcy, becoming its Group Director of Finance responsible for realigning and strengthening its balance sheet. His last four years at Philips he was asked to assume a more operational role as CFO of its Lighting Division, the largest division at Philips. Rob has added key financial strength to the Baan team at a critical time, and were we not in the middle of a tender offer would absolutely be nominated for a seat on our Management Board. Rob.

[Presentation by Rob Ruijter]

c. Thank you Pierre. As Pierre indicated, I will take the meeting through an overview of the financial and operating environments in which the Company found itself as we entered this year. To say the least, the new management team confronted a very challenging environment Q1. I would say that I learned quickly on joining Baan that for a small Company it tends to make a lot of noise, but even by Baan standards it opened the new year with quite a bang.

d. Pierre earlier made reference to the January 4th announcement of Mary Coleman's resignation. That announcement also had two other components:

         i) The company pre-announced its Q4 results, indicating that it expected a Q4 loss of between $240-250 million dollars based on year-end revenue being down approximately $100 million from the previous year, or from $735 million in 1998 to

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                  approximately $635 million in 1999. The fourth quarter of 1999 marked the sixth consecutive quarter of operating losses for the Company.
         ii) The January 4th announcement also revealed that a significant part of the loss would include restructuring and other non-recurring and one time charges, related principally to the realignment of the business around its integrated, e-enabled product suite that was released in November 1999. The charges included the right down of certain software assets, the closing of a number of offices, a reduction in force of about 4%, and increases in certain of the Company's reserves and allowances.

e. As a consequence, or in reaction, to these various announcements, the stock price for the Company, which had climbed as high as $15 per share toward the latter part of 1999, dropped precipitously. It closed on January 12 at under $8 a share - a 40% decline from year-end prices.

f. Before that news had even settled, just ten days later, the Company announced the sudden resignation of its then CFO, Jim Mooney. Pierre spoke in detail earlier about the other personnel changes affecting the Company at around this same time.

g. On February 3, the Company released its official year-end earnings (unaudited) and confirmed a net loss for the year of $236 million and positive shareholder equity of just $9 million as a result of the restructuring and other charges. That in turn gave rise to concerns about the Company's listing status with the Amsterdam Exchanges. Pierre referred to the AEX's requirement that listed companies maintain positive equity. In light of the Company's year-end equity position, the AEX called the company in late January to discuss this subject, and it continued discussions into February. On February 14, the AEX required that the Company issue a press release to provide guidance on the steps it was taking to raise new equity. In response to that release, the AEX issued its own press release advising that, while it intended to take no action with respect to Baan's listing status at that time, it would be watching carefully the progress of the various equity initiatives that Baan was pursuing. It expected the company to close on various of those initiatives within the next several weeks or else risk being placed in the so-called "sin bin" or 'black list" on the AEX. Despite the solid plan Baan was already executing in raising new equity (more about that shortly), the market reacted negatively to the AEX release. By March 2, the stock had dropped to around $5, and a rash of media equity stories began feeding off one another.

h.       Therefore, as I joined the company on February 14, the environment was
         - candidly - quite challenging. Customer concerns about the company's viability were on the rise, heightened principally by the following factors: 6 successive quarters of operating losses (driven by

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         continuing declines in top line revenue); the departure of key senior executives; and concerns the Company may face a listing action form the AEX.

i. And the AEX concern did more than heighten customer anxiety; it meant that Company management was required to devote significant resources to addressing the equity issue and otherwise attempting to stabilize the financial situation as a means of restoring customer confidence.

j. Faced with these circumstances what did the Company do? It immediately engaged in a multi-pronged strategy to stabilize the financial situation:

         1. In February, it sold its 20% shareholding in Meta4, an HR software manufacturer. It sold its position into the market and generated approximately $40,000,000 in cash at a net equity gain of approximately $20,000,000.
         2. With the assistance of Lazard Freres, which the Company had retained at the end of January to assist it in assessing financial and strategic options, management announced a program under which holders of notes due in December 2001 under the $190,000,000 convertible debenture were able to convert those notes at a reduced exchange price for equity in the Company. That program, and the agreements that management reached with individual noteholders, generated approximately $50,000,000 in new equity and reduced the Company's long-term debt by that same number.
         3. Over Q1, the Company also negotiated and closed the sale of its CODA unit. The CODA financials were not a part of the Company's core, integrated product strategy, and sale of that unit therefore preserved core assets while at the same time generating approximately $50,000,000 in cash and another $31,000,000 in equity.
         4. Finally, at the end of the quarter the Company entered into an agreement with Bear Stearns creating a new 150,000,000 Euro equity line. Under the terms of that agreement, the Company had the right to make puts to Bear Stearns every two trading days based on trading volumes. There was a minimum 3 Euro pricing floor in the agreement (Bear Stearns had the right to reject any puts made in the event the Company's share price fell below that level), but based on recent trading activity and share prices the Company believed it had taken the steps necessary to stabilize its financial situation and entered Q2 with the ability to generate the equity needed to remain positive.

k. Separate from these initiatives, the Company also began developing an aggressive cost savings and containment program. That program included a hiring freeze, a clampdown on travel and entertainment

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         reimbursements, more aggressive purchase order controls, and several other components in an effort to begin immediately and significantly driving down the Company's cost number.

l. As a further effort to drive down costs, management also began focusing on the possible spinout of certain of its assets, principally within its R&D organization. R&D has historically been one of the Company's strengths, but with the need to better align costs with revenues, R&D was likely to suffer some reductions in spending. In an effort to preserve intact the Company's intellectual property and R&D commitment, the Company began looking at certain spinout initiatives - including its CRM unit, and certain leading edge technology initiatives underway within R&D but all of which were still a considerable period away from commercial realization. The idea behind the spinouts was not only to save on costs, but also potentially generate additional cash for the Company through those investments.

m. In short, through a series of very aggressive equity initiatives, and a new cost containment program, the Company entered Q2 with a much healthier balance sheet and more stable financial outlook. Unfortunately, due to customer concerns about the equity and viability issues during Q1, revenue for the quarter dropped from $140 million in Q4 to just over $100 million for the Q1. On April 20th, the Company released its Q1 earnings statement. The results showed that even though the Company had reduced its cost base by almost $20 million, it nonetheless had sustained a $75 million operating loss due to the reduced revenues. The initiatives that the Company had undertaken in Q1 had stabilized both the equity and cash positions (the former staying stable at around $9 million and cash and securities closing at around $160 million), and with Bear Stearns in place, the equity issue did not appear to be a concern heading into Q2.

n. But the significant operating loss and - equally important - the decline in license revenues - generated further concerns not only with customers but within the market. Just one week after the April 20th announcement, the share price had fallen another 40% and within a month it was trading at under $2.00. That, in turn, created an unexpected set of conditions. With trading volumes now significantly reduced, and the price of the stock trading at between unprecedented levels of $1.00 to $2.00, the Bear Stearns agreement would no longer be adequate to sustain the Company's equity position during Q2. And the prospect of generating additional equity was likely to prove prohibitively expensive. In conversations that the Company had with various financial investors during this period of time, those talks suggested that additional equity financing would likely come with costly markups and perhaps more importantly create significant shareholder dilution. This caused management significant concerns, given that there had already

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         been increased dilution as a result of the Fletcher and Bear Stearns deals.

o. If anything, therefore, the April 20 announcement and subsequent fallout increased rather than reduced customer concerns. Continued losses, falling revenues, and the spectre of an AEX listing action continued to be the main factors.

p. But several other factors were also now starting to play in the mix. Each day it became more apparent that, due to the unprecedented trading conditions, the Bear Stearns agreement would not save the Company from negative equity. Indeed, confirming the precariousness of the Company's equity situation, the AEX subsequently announced on June 6th that it intends to place the Company on "special listing conditions" at the end of the second quarter unless the Invensys offer closes since the Company will inevitably close the quarter in a negative equity position.

q. In addition, the Company was advised by its independent auditors, PricewaterhouseCoopers, that, absent a fundamental restructuring plan with adequate financing to propel the business forward, it would issue a negative going concern opinion as part of the audited 1999 accounts. The Company, therefore, was confronted with the twin threats of a watch listing on the AEX and a negative going concern opinion from its outside accountants.

r. But, even without PWC's concerns, the reality was that with the top line in significant decline as a result of customer concerns, the Company had no choice but to pursue a major and fundamental restructuring of the business. Any plan in that regard, however, was handicapped by virtue of the fact that the Company did not have adequate cash and equity resources to independently finance the changes that were necessary. Despite the challenges it faced in generating additional cash and equity against the backdrop of this environment, management did what it had to do: Mainly, put together a dramatic restructuring plan that could help save the Company in some form, albeit significantly reduced, and return it to profitability within the following twelve months or so. The components of that pending plan provide dramatic context to the difficult choices facing the Company:

         - The plan was based on a projected revenue model of approximately $300 million, which was less than half of what the Company had generated in 1999;
         - As part of that plan, and to eliminate overhead, the Company considered the merits of moving to an almost entirely indirect sales model, which would have made it unique amongst other enterprise application vendors (all of whom maintained significant direct sales capabilities);

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         -        The proposed plan also contemplated the sale of the consulting and education businesses, in addition to spinning off certain of the other assets that had been under consideration for some weeks;
         - There would also be significant head count reductions if the Company moved to reduce its quarterly cost rate from about $185,000,000 to something in the order of $75,000,000 to $80,000,000 - a 60% reduction, which would certainly include cuts to its research and development organization.

s. It was at this very time that the Company was being forced to consider a radical alteration of its go-to-market model that the Invensys interest heated up, resulting in the Offer Agreement of May 31. I hope this summary provides the meeting some sense of the difficulties, and urgency, facing the Company as it received the Invensys offer; and that it perhaps provides clear insight into some of the reasons why the Company's thinking was forced to change from an independent model - for which it had fought through the various Q1 financing and equity initiatives - to the merger or sale alternative. And with that, I will turn the presentation back to Pierre for a discussion of the discussions we had leading up to the Invensys offer.

[Pierre to resume]

t. Thank you, Rob. I would like to now provide an overview of the strategic discussions that management undertook, commencing in Q1 and continuing into Q2, culminating in its decision to support the offer of Invensys.

u. As you have seen from the previous slides, when I assumed the interim CEO role on January 4th, we had lost key senior executives, we were coming off a restructuring of the business in the 4th quarter that had left our shareholder equity barely positive, we were confronted with continued operating losses and, with them, the continuing loss of customer confidence so critical to the buying and decision-making process in the software business.

v. As Rob described, we immediately took action on a plan to win back customer confidence. Rob has described the very aggressive equity initiatives we successfully pursued: not one, not two, not three, but four equity deals closed in Q1.

w. We also, in rapid-fire succession, addressed key shortcomings left by the departures in the management team. The first of those was the hiring of Rob Ruijter as our CFO, which we were fortunate enough to be able to announce on January 14th - the same day that the Jim Mooney resignation was announced. And other key appointments swiftly followed: the appointment of Mike Shinya as our EVP of worldwide sales, a position I mentioned earlier had inexcusably been left unfilled for

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         over a half a year. We named Charlie Callahan the head of our consulting practice; Peter Aird agreed to pick up, in addition to his responsibilities as EVP of support, the leadership of our education unit; Giovanni Bindoni and Paul Daly were appointed presidents of the EMEA and Americas Geographies, respectively; and each of these people in turn took actions to help stabilize their business units.

x. On January 31, we retained Lazard Freres, the leading investment banker, to assist us in assessing possible additional financing and/or strategic initiatives that could help us move forward in a much stronger posture and alleviate customer concerns about the future health of the business. One of the first things we did, on Lazard's recommendation, was put in place retention plans for key employees, which showed some further success in stemming the tide of key departures.

y. Since retaining Lazard in January, the Company has literally engaged in dozens of communications with potential financial investors, customers, partners and even potential buyers. Most of those discussions throughout Q1 centered on alternatives that would allow us to remain as an independent business, which had clearly been our preference as we started the year.

z. But with the earnings announcement of April 20th, and the market's negative reaction to it, it was becoming increasingly clear that the Company would have too high a mountain to climb on its own. Customers are making long-term commitments when buying and installing enterprise applications, so customers' confidence in the long-term survivability of the company is a linchpin to the sales process. The continued losses and drain on revenue was eroding that confidence more quickly than we could restore it. As we turned into April, therefore, the idea of pursuing a potential merger or sale of all of the Company's asset began to gain more traction.

aa. Several factors about those discussions are particularly relevant here. Among them:

         - Despite the fact that we had retained Lazard at the end of January of this year, and that we had had literally dozens of discussions with potential partners since that time, the Company received only one formal offer in addition to the Invensys offer (and that offer was for significantly less).
         - Indeed, any and all formal or informal offers we received or discussions we had with potential investors or acquirers involved economic terms significantly less favorable than those offered by Invensys.
         - Moreover, confirming the challenging environment we were facing with respect to lining up a possible strategic partner, it bears noting that the Company has received no offers of any kind since the May 31 Invensys announcement.

bb. Lazard will shortly take you through in more detail the nature of those discussions over the January through April time period, but I want to emphasize that in my view the Company explored every conceivable alternative. We talked to customers about a possible investment vehicle to help finance the Company going forward; we talked to financial investors about additional investments; we talked to possible strategic partners about joint ventures, creating separate companies or outright acquisitions; we looked at spinning off certain assets of the Company; and we looked at a radical restructuring plan that would significantly alter the character of this business, changing it from a direct sales driven, $600 million plus company to basically a software development house working through resale partners and operating at an annual run rate of about $300,000,000. It was apparent to all of us on both the Management and Supervisory Boards, after engaging in that exhaustive process, that the Invensys offer was the best possible alternative on the table for the Company. And the last slide on the screen, before we describe the terms of the Invensys offer, gives you some idea of the strength of Invensys. This is a strong company that has come with a fair, fully financed, cash offer.

cc. With respect to the offer, all of you have received the offer documents themselves (all of which are also available on the Company's Web site and on the SEC's EDGAR on-line service). Those documents describe the terms and conditions of the offer in more detail, and I encourage you to read those documents in making your decision. In general terms, Invensys has made a cash offer at the price of 2.85 Euro per share. With approximately 267 million outstanding shares, that places an equity value on the enterprise of approximately 760 million Euro. But note that Invensys would be assuming the remaining $138 million in convertible notes that are due December 2001; and the cost of the necessary restructuring and funding losses during the period it takes to return the Company to profitability. The offer is currently scheduled to close on July 13th, meaning that all shares must be tendered by that date.

dd. As you know, this offer has the unanimous and vigorous support of both your Supervisory and Management Boards; indeed, all board members have already indicated that they will tender their shares in support of the offer. We have described in some detail today the circumstances leading up to this offer; the fact that is was the most attractive economic alternative on the table, after 5 months of discussions with numerous parties; and it has received the opinion of Lazard Freres that it is fair from a financial point of view - and Lazard will address that in a moment.

ee. With respect to its other material terms, the agreement contains what is known as a "no shop" provision. Put simply, this means that the Supervisory Board will not solicit new offers for the Company (reflecting its view this is the best offer the Company will receive) but - and I want to emphasize this - the Company remains free to consider unsolicited and superior offers. That said, no offer of any kind, let alone a superior offer, has been received by the Company since the Invensys announcement on May 31st.

ff. The agreement also contains what is known as a termination or break-up fee. This is a typical provision in international merger agreements to protect the first mover from bearing the costs and risks of making a bid. In this case, the break-up fee would be 3% of the transaction price, or approximately 23,000,000 Euros, due if the Management and Supervisory Boards support a different offer.

gg. There are four principal conditions that must be satisfied for the transaction to close. Three of those four have already received the necessary consent (in the case of Works Council support) or we expect to receive it (in the case of regulatory approval and no material adverse change to the business during the offer period). The sole remaining condition is that 95% or more of shares must tender their shares on or by July 13, the closing date. The offer documents instruct all shareholders on how to tender their shares.

hh. It is worth noting that, as of today, Invensys already owns over 20% of Baan's issued share capital, accumulated through ongoing market purchases and the purchase - at the offer price - of the shares then owned by the Vanenburg Group (which, as many know, is the Company controlled by the Company's founders, Jan and Paul Baan); those of longstanding investor, General Atlantic Partners; and those of our key financial investor over last year, Fletcher International. Many of you perhaps saw the comments of Jan Baan in Tuesday's Financiel Dagblad, offering his belief that the offer is fair and is the best course for the Company at this time - as reflected in the already closed sale of his shares to Invensys.

ii. Your Management and Supervisory Boards have been unequivocal from the start in their support of this offer. An important factor in allowing us to reach that conclusion with such confidence was the opinion of our banker, Lazard Freres, that the offer is fair to all shareholders from a financial point of view. At this stage in the presentation I would like to call upon Remmert Laan, a Senior Partner with Lazard and someone whom I have known and had successful dealings with for many years in my career, to address the meeting and discuss the elements of the Lazard fairness opinion.

[Unscripted Presentation of Remmert Laan]

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[Resumption of the Remarks of Pierre Everaert]

jj. Thank you, Remmert. Before turning to my closing remarks, I think the meeting would appreciate hearing the remarks of Laurens van der Tang, who has been with the company for 14 years. Laurens has been the heart and soul of our development organization for years, and currently serves as our Executive Vice President for R&D while sitting on the Management Board. With good reason, he has been asked by Invensys to assume the role of President of the new Baan within Invensys in the event this offer closes, a position he has accepted. Laurens.

[Remarks of Laurens van der Tang]

kk. Thank you, Pierre. I will be brief. As Pierre indicated, I have accepted the position of President of Baan if this offer closes, and I have agreed to tender my shares in support of the Invensys bid. I want to make three simple points, which are reflected on the slide before you.

ll. First, despite all of the concern surrounding the financial condition of the Company, Baan continues to be recognized for its technological leadership in the enterprise applications space. Many of you may recall the technology presentation I made to last year's AGM. Our technology and vision have, if anything, been strengthened since that presentation. We have the broadest set of products available in the space; we offer the only end-to-end, fully integrated product offering in the market; industry analysts suggested at the time of the release of our E-Fulfillment products last fall that they were two years ahead of the competition.

mm. But good technology, even world-class technology, is only the price of admission. It does not by itself close license deals with customers. Purchasing an enterprise application or set of applications is a major decision for any company. It is a decision that is one part technology and the belief that the improved technology will deliver a significant return on investment. I believe Baan delivers on that promise.

         But the decision is also one part customer confidence that the vendor it is buying from will be there for the long haul to continue to develop new products, and support those the customer is buying. These are not investments that can be easily discarded by the customer. They are expensive; they take significant internal investments to implement and operate; and changing over to a new system can be a painful process that significantly hurts a company's competitive position while it learns the new language and processes of the new system.

nn. It is that issue of customer confidence that in my view is hurting us so badly in the market today. A number of customers or potential customers have told us point blank that they have adopted a wait-and-see attitude before investing in Baan; that they are waiting to see if Baan can demonstrate that it will be viable over the long term. But this becomes a vicious circle: each decision that is delayed cedes more ground to our competitors as our top line does not grow, and that in turns fuels more of a wait and see attitude.

oo. I am convinced that Baan can no longer make it on its own if we are to break this cycle of uncertainty that, in my view, is killing the Company. And simply obtaining new money to fund a restructuring or interim losses will not solve the issue. Customers want to see Baan with a strong, certain future. And I believe that is why we have no choice but to partner with a strong strategic partner like Invensys. As a member of the Management Board who was intimately involved in this process, I know that the Invensys offer was the best offer we received. But I think we are fortunate that it was, because this is a strong company; it is a manufacturing company that understands our core manufacturing installed base and their needs; and it presents a strong vision for the future with its acquisition of Baan and the complete solution it will be able to offer customers from the buyer, to the manufacture, to the shop room floor, to the manufacturer's suppliers and distributors. I believe Baan and Invensys together will be a winning combination. That is why I have accepted their offer of the Presidency of Baan; that is why I am tendering my shares; and that is why I urge all of our shareholders to do the same. Thank you.

[Closing Remarks of Pierre Everaert]

pp. Thank you Laurens. I think the meeting can start to understand through this presentation why management feels so strongly that this deal should be supported. But the market also has reacted very favorably to the terms of the deal. As you can see from the slide now on the screen
         - and I emphasize this is not an exhaustive sampling and in all events the Company does not ratify or endorse analyst comments - a number of leading securities and industry analysts have commented favorably with respect to the deal, alternately indicating that the offer is "high enough," that they do not believe there will be another bidder (and, as indicated, there have been no offers since the announcement), that they see this deal "as the best possible solution" that is "at or close to the best price it could have hoped for."

qq. But we must achieve a 95% tender rate to ensure this deal will close. If the offer does not close, I think we as a Company need to be realistic about the circumstances that will confront us:

         - PWC, our independent accountants, have indicated they will be issuing a negative going concern opinion as part of the audited accounts that will be filed on or by July 15, absent an adopted restructuring plan with adequate financing in place to fund the business over the next 12 months. Candidly, if the offer does not close, it is a virtual certainty that the Company will not have that financing in place by the filing date of July 15, so a negative going concern opinion is almost certain.
         - In addition, because the Company will close the second quarter in a negative equity position on June 30th, the AEX has said that it will place the Company on special listing conditions.
         - Both of these actions will of course reinforce customer concerns about the continued viability of the Company.
         - The Company will of course pursue, must pursue, a fundamental restructuring. The restructuring that would be required will likely entail reducing the Company's operations by at least one-half, and to secure the necessary financing for that endeavor we would likely resume discussions with other potential partners that we had spoken to over the last five months. Bear in mind, however, that all of those with whom we had initially had discussions during the last 5 months all had suggested terms that were less favorable to those being proposed by Invensys as part of the offer. And securing affordable financing with a negative going concern and AEX special listing will be quite challenging.
         - There is also likely to be additional loss of key personnel that will add to the challenges the Company will have in driving top line revenue going forward and executing on the needed restructuring.

rr. So, in conclusion, while the Company is prepared to pursue the stand-alone alternative, no one should mistake or underestimate the challenges that the stand-alone alternative presents. That in large measure is why the Management and Supervisory Boards unanimously recommend this offer to you today. It is supported by the fairness opinion of Lazard Freres; it is the product of months of extensive discussions with a number of parties, only two of whom made formal offers; and the Invensys offer was the best of all possible alternatives that had been discussed either formally or informally with other parties. For all of those reasons, therefore, we recommend this offer to you.

ss. We are happy now to turn the floor over to questions and answers. Again, we would ask that anyone wishing to speak so indicates by raising his or her hand, and one of the attendants with the microphones will come by to you. I would ask that you address your question to us through the microphones so everyone in the hall can hear the question.

[Questions and answers]
tt. There being no further questions, I now turn the meeting back over the Chairman, Hans Wortmann, for closing.

[Hans]

uu. Before closing the meeting, I would open the floor to our shareholders for any other business.

C.       CLOSING

         We have no further items on the agenda, and there being no further business, the meeting is now adjourned. I would like to thank you all very much for attending this important meeting and for your participation. As usual, some members of the Company will join you for coffee and donuts outside the hall. Several, however, including Mr. Everaert, Mr. Goudie, Mr. Ruijter, and Mr. van der Tang, must leave immediately for a press conference that has been scheduled to debrief the media on today's meeting. Again, thank you for coming.

                                      * * *